Free Writing Prospectus	Filed Pursuant to Rule 433 Registration No. 333-191801 December 12, 2013

December 11, 2013

Dear Fellow Shareholder:

Prime Meridian Holding Company has begun an initial public offering of common stock (the “Offering”) which will be offered in those states where we have elected to register the securities. This is a milestone in the history of our Company. The Company and its subsidiary, Prime Meridian Bank, have successfully navigated the recent, unprecedented, and prolonged recession by not only surviving, but flourishing. We have successfully grown through consistent positive earnings, based upon the efforts of our quality team. We believe the banking culture we have created will be the bedrock of our expansion. Because of your past support and loyalty as a shareholder, we are making you aware of the Offering.

The Company is offering up to 1,200,000 shares of common stock at a price of $12.50 per share. Investors may purchase from 500 shares up to a maximum of 80,000 shares. There is no minimum number of shares that we must sell in this Offering and the proceeds will immediately be available to the Company. Should we sell all of the shares offered, we will raise $15,000,000, less Offering expenses, which we intend to use as “offensive capital” as we consider the possible acquisition of a branch or another financial institution in North Florida, South Georgia, or South Alabama within the next 18 months. In addition, some of the proceeds from the Offering will be used for maintaining liquidity at the Company and providing capital to the Bank to fund continued organic growth, while maintaining capital levels.

The Offering began today and will continue on an ongoing basis until February 28, 2014, unless terminated earlier or extended to a date no later than June 30, 2014, by the Company’s Board of Directors. The terms of the Offering, as well as information about our financial results and condition, are contained within a Prospectus that has been filed with the Securities and Exchange Commission as part of our Registration Statement. A copy of the Prospectus is also available from the Company. If you are interested in receiving more information about this Offering, please call me directly at (850) 907-2301.

We thank you for your continued support of Prime Meridian Holding Company.

Sincerely,

/s/ Sammie D. Dixon, Jr.

Sammie D. Dixon, Jr.

Chief Executive Officer and President

Prime Meridian Holding Company — 1471 Timberlane Road Suites 124 — Tallahassee, Florida 32312

Phone 850.907.2300 — Fax 850.907.2390